Cambridge Investment Research, Inc.

Financial Report
December 31, 2019

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act.

Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Cambridge Investment Research, Inc.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Cambridge Investment Research, Inc. (the Company) as of December 31, 2019, and the related notes to the financial statement. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ RSM US LLP

We have served as the Company's auditor since 2006.

Cedar Rapids, Iowa
February 24, 2020

Cambridge Investment Research, Inc.

Statement of Financial Condition
December 31, 2019

Assets

Cash and cash equivalents	$ 11,344,683
Receivables:	
Clearing brokers	10,989,897
Commissions	47,122,329
Forgivable loans to registered representatives	36,784,735
Other	5,735,082
Affiliate	971,521
Deposits with clearing brokers	360,000
Securities owned, at fair value	8,426,624
Intangible assets - rep/advisor practice related assets,	
net of accumulated amortization of 2019 $1,276,298	2,088,084
Officer life insurance	5,006,191
Deferred income taxes	32,000
Other assets	4,096,389
Total assets	$ 132,957,535

Liabilities and Shareholder's Equity

Liabilities:	
Commissions payable	$ 49,717,665
Accounts payable	1,983,453
Accrued expenses	415,000
Due to clearing broker	824,734
Due to affiliates	6,151,478
Total liabilities	59,092,330
Commitments and Contingencies (Note 6)	
Shareholder's Equity:	
Common stock, $.01 par value; 750,000 shares authorized;	
10,000 shares issued and outstanding	100
Additional paid-in capital	48,900
Retained earnings	73,816,205
Total shareholder's equity	73,865,205
Total liabilities and shareholder's equity	$ 132,957,535

See Notes to Financial Statement.

Cambridge Investment Research, Inc.

Notes to Financial Statements

Note 1.   Summary of Significant Accounting Policies

Organization and business: Cambridge Investment Research, Inc. (Company) was incorporated in Iowa on October 2, 1995. The Company is a wholly-owned subsidiary of Cambridge Investment Group, Inc. The Company is registered as a broker dealer in securities with the Securities and Exchange Commission; a member of the Financial Industry Regulatory Authority and also registered as an introducing broker with the Commodity Futures Trading Commission and is a member of the National Futures Association. In this capacity, it deals primarily in mutual funds, managed accounts and insurance related products. The Company introduces its customers to clearing brokers on a fully disclosed basis. The Company also sells direct participation programs that may be organized as commodity pools.

The Company, under Rules 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing brokers on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as clearing brokers, these firms will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act).

Cash and cash equivalents: The Company considers liquid investments with maturities of three months or less to be cash equivalents.

Receivables from clearing brokers and commissions: Receivables from clearing brokers and commissions receivable primarily consist of commission and transaction-related receivables.

Receivables from registered representatives and others: From time to time, the Company provides forgivable loans to certain registered representatives primarily for recruiting and retention purposes. These loans are recorded at face value at the time the loan is made. If the registered representative does not meet specific requirements or terminates his or her registration with the Company prior to the forgiveness of the loan, management will evaluate the collectability of the remaining loan amount. Forgivable loans to registered representatives totaled $36,784,735 as of December 31, 2019 and are included in receivables on the statement of financial condition. The forgivable loans are amortized to general and administrative expense for financial reporting purposes over the term of the loan.

Some loans to registered representatives are not subject to a forgiveness contingency. These loans are repaid to the Company by deducting a portion of the representatives' commission and fee payouts throughout the compensation cycle until the loans are paid off. Interest charged on these loans to representatives ranges up to 8.25% annually.

Management performs periodic credit evaluations and provides an allowance based on its assessment of specifically identified unsecured receivables and other factors, including the representative's payment history. Once it is determined that it is both probable that a loan has been impaired and the amount of the loss can reasonably be estimated, the portion of the loan balance estimated to be uncollectible is so classified and written off. The allowance for receivables from others was none as of December 31, 2019.

Intangible assets – rep/advisor practice related assets: On June 24, 2016, the Company acquired from Protected Investors of America ("PIA"), a registered investment advisor and broker-dealer, all customer relationships along with the rep/advisors that PIA had established at Fidelity Clearing & Custody Solutions, for total consideration of $635,000. The Company allocated all of the purchase price to the customer relationships acquired. The purchased intangibles are amortized over an estimated useful life of 5 years using the straight-line method. As of December 31, 2019, accumulated amortization was $444,500. The amortization expense for the years 2020 and 2021 is $127,000 and $63,500, respectively.

Note 1.   Summary of Significant Accounting Policies (Continued)

On October 20, 2018, the Company acquired from Broker Dealer Financial Services Corp. (BDFS) the affiliations of certain of its registered representatives, along with the customer relationships and customer accounts maintained and serviced by those representatives for total consideration of $2,729,381, which was adjusted in 2019 as of the first installment date. Fifty percent of this consideration is payable by the Company's parent at defined intervals over three years and is subject to adjustment if and as revenues generated by the representatives declines. In total the Company capitalized $2,729,381 in costs incurred to acquire the affiliations of these representatives and their associated customer relationships and customer accounts. Collectively these affiliations and their associated customer relationships and customer accounts constitute the single intangible asset acquired in the transaction. The Company allocated all of the adjusted purchase price to this single intangible.

The intangible is amortized over an estimated useful life of seven years, using the sum of the years' digits method. For the year ended December 31, 2019, accumulated amortization was $831,798. Subsequent years' amortization expense starting with 2020 and ending in 2025 will be $565,639, $468,161, $370,683, $273,205, $175,727, and $44,168, respectively.

As of December 31, 2019, the Company is not aware of any triggering event that would require further write down of the intangible assets due to impairment.

Income taxes: As of January 1, 2018, the Company's parent voluntarily revoked its S-corp election in order to become a C-corp as recognized by the Internal Revenue Service. Consequently, starting with calendar year 2018, the parent's taxable income is subject to federal and state income taxes. The Company has consented to be included in its parent's consolidated income tax returns. The Company accounts for income taxes in accordance with ASC 740, which requires the Company to record deferred tax assets and liabilities on temporary timing differences.

In connection with the provision for income taxes, the financial statements reflect certain amounts related to deferred tax assets and liabilities, which result from temporary differences between the assets and liabilities measured for financial statement purposes versus the assets and liabilities measured for tax return purposes. The deferred tax assets are reduced by a valuation allowance, when in the opinion of management, it is more likely than not that some portion or all of the tax assets will not be reduced. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. As of and for the year ended December 31, 2019, the Company had no material uncertain tax positions that are required to be recorded as a liability. The Company's parent files income tax returns in U.S. federal jurisdiction and various states. With few exceptions, the Company and its parent are no longer subject to U.S. federal, state and local tax examinations by tax authorities for years before 2016.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the determination of litigation accruals.

Revenue recognition: Commission revenue and related expenses arising from securities transactions are recorded on the trade-date basis. Revenue from fees and fee program platform charges is typically earned in accordance with the related investment management fee agreement and related fee platform cost. Other revenues primarily consist of revenue that is typically earned in accordance with ancillary services agreements with registered representatives of the Company.

Cambridge Investment Research, Inc.

Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies (Continued)

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. The performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. The majority of the Company's performance obligations are satisfied at a point in time.

Fair value measurements: The Fair Value Measurements Topic of the FASB Codification defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. This topic applies to all assets and liabilities that are measured and reported on a fair value basis. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under this topic as assumptions market participants would use in pricing an asset or liability.

Securities owned by the Company are recorded at fair value and related changes in fair value are reflected in income. The Company records securities transactions on a trade date basis. Securities owned are valued using quoted market prices.

The three levels of the fair value hierarchy under this topic are described below:

Level 1:   Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in level 1 include listed equities and listed derivatives. Summary of Significant Accounting Policies (Continued)

Level 2:   Inputs other than quoted prices within level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a level 2 input could result in the level 2 measurement becoming a level 3 measurement.

Level 3:   Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Investments in securities traded on a national securities exchange are stated at the last reported sales price on the day of the valuation. Investments in mutual funds are stated at the net asset value of shares held by the funds as of the end of trading on the day of valuation. These financial instruments are classified as level 1 in the fair value hierarchy.

Cambridge Investment Research, Inc.

Notes to Financial Statements

Note 1.   Summary of Significant Accounting Policies (Continued)

Investments in U.S. treasury securities are stated at the last reported sales price on the day of valuation. Preferred stock positions are stated at the last reported price at valuation. These financial instruments are classified as level 2 in the fair value hierarchy.

There were no financial instruments classified as level 3 in the fair value hierarchy as of December 31, 2019.

There have been no changes in valuation techniques used for any assets measured at fair value during the year ended December 31, 2019.

There were no significant transfers of assets between levels 1, 2 and 3 of the fair value hierarchy during the year ended December 31, 2019.

Officer life insurance: Officer life insurance is carried at cash surrender value, net of surrender and other charges, with increases/decreases reflected in income/expense in the statement of income.

Issued accounting pronouncements:

In December 2019, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2019-12, *Income Taxes* (Topic 740*): Simplifying the Accounting for Income Taxes*, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years beginning after December 15, 2020, and for interim periods within those fiscal years. The Company is currently evaluating the impact of this new guidance on its financial statements.

In June 2016, the FASB issued ASU 2016-13, *Financial Instrument-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. ASU 2016-13 also requires additional disclosures regarding significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an entity's portfolio. The Company expects to adopt the provisions of this guidance on January 1, 2020. The adoption is not expected to have a material impact on the Company's financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, ("ASU 2016-02"). ASU 2016-02 replaces legacy U.S. generally accepted accounting principles ("GAAP") applicable to the accounting for leases. Previously, GAAP did not require a lessee to include an asset or liability on its balance sheet with respect to an operating lease. This new lease guidance changed the treatment under GAAP by requiring a lessee to include on its balance sheet an asset and liability arising from an operating lease. Generally, the amount of the lease liability will be calculated as the present value of unpaid lease payments. The amount of the lease asset also will reflect the present value of unpaid lease payments, but in addition will reflect any initial direct costs, prepaid lease payments, and lease incentives. Consequently, the amount of the lease asset may not equal the amount of the lease liability. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018. Early adoption is permitted. Companies may use a modified retrospective transition to adopt ASU 2016-02. The Company has assessed the impact that adopting this new accounting guidance will have on its financial statements and footnote disclosures. As of January 1, 2019, the Company is not a party to any lease agreement, or contract deemed to contain a lease agreement, that would meet the definition of a lease under ASU 2016-02.

Cambridge Investment Research, Inc.

Notes to Financial Statements

Note 2.   Securities Owned

Marketable securities owned, consist of trading and investment securities at fair values, measured on a recurring basis, as follows:

	Level 1 Quoted Prices in Active Market for Identical Assets	Level 2 Significant Other Observable Inputs	Level 3 Significant Other Observable Inputs	Total
Mutual funds, consisting of approximately 77% fixed income funds with remaining invested in equity and alternative funds	$ 839,004	$ -	$ -	$ 839,004
Preferred stock	-	168,811	-	168,811
U.S. treasury securities	-	7,418,809	-	7,418,809
	$ 839,004	$ 7,587,620	$ -	$ 8,426,624

Note 3.   Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 4.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the Commodity Futures Trading Commission minimum financial requirements for introducing brokers (CFTC Rule 1.17), which requires the maintenance of a minimum amount of net capital equal to or in excess of the greater of $45,000 or the amount of net capital required by SEC Rule 15c3-1. As of December 31, 2019, the Company had net capital of $18,735,874, which was $14,796,385 in excess of its required net capital of $3,939,489. The Company's net capital ratio was 3.15 to 1.

Cambridge Investment Research, Inc.

Notes to Financial Statements

Note 5.   Related Party Transactions

The Company has a management agreement with an affiliated entity. Under the agreement, all normal administrative and overhead costs, including but not limited to salaries, rent, phone, postage, etc., will be paid by the affiliate. The Company pays the affiliate a portion of these costs monthly. The Company incurred management fees expense to the affiliate amounting to $38,136,413 during the year ended December 31, 2019. The Company has a receivable with this affiliate of $971,521.

The Company receives payments for conferences and events. In 2019, the Company received $9,905,232 in such payments, none of which is recorded as revenue in the statement of income but are instead transferred to an affiliate of its parent.

The Company has registered representatives that were members of an affiliated entity that provided its former members access to capital financing for succession plan implementation, acquisitions, and/or working capital loans for various organic growth strategies. The affiliate and another affiliate of the Company jointly purchased the ownership of the former members as of June 1, 2017. The Company collects, on behalf of this affiliate, payments of principal and interest due the affiliate from some of the Company's registered representatives who were former members of the affiliate. In 2019, the Company collected $2,385,235 of such payments, none of which is recorded as revenue in the statement of income.

The Company offers succession and acquisition consulting services in the areas of succession planning and merging or acquiring another advisor's business. The Company will make capital financing available to its registered representatives through an affiliated entity. The Company collects, on behalf of this affiliate, payments of principal and interest along with origination fees due the affiliate from some of the Company's registered representatives. In 2019, the Company collected $1,254,574 of principal and interest payments and $42,491 of origination fees. In relation to these services, the Company also collects, on behalf of this affiliate, subscription fees due to the affiliate totaling $333,750. None of the revenue from this affiliate is recorded in the statement of income. The Company has a payable with this affiliate of $3,788.

The Company bills and collects fee revenue and incurs related expenses for an affiliate of its parent. In 2019, the Company billed and collected $514,533,900 of such revenue and incurred $483,092,337 of related expenses. In connection with the fee revenue, the Company billed and collected program fee revenue, totaling $52,550,216 in 2019. Neither this revenue nor the related expenses are recorded in the statement of income. The Company has a payable with the affiliate of $3,922,688. The Company collects on behalf of and remits to this affiliate, certain fees from the affiliates' registered advisor representatives, including advisors' affiliate fees totaling $414,130 in 2019 and advisors' CRD/IARD fees totaling $274,383 in 2019. The Company also collects on behalf of and remits to the affiliate, sales tax applicable to the affiliate's advisors' asset management and financial planning services, totaling $18,757 in 2019. The Company transferred to the affiliate $1,486,252 in technology related expenses, none of which is recorded in the statement of income.

An affiliate of the Company transferred to the Company $11,567,692 in insurance related commissions earned by the Company. These commissions are recorded as commission revenue in the statement of income.

The Company accrued federal and state income taxes to be paid by the Company's parent in the amount of $8,577,393. The Company has a payable to the parent in the amount of $2,225,002, including federal and state taxes payable to be paid to the parent.

Cambridge Investment Research, Inc.

Notes to Financial Statements

Note 6.   Financial Instruments, Off-Balance Sheet Risks and Contingencies

In the normal course of business, the Company's client activities through its clearing brokers involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a client fails to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company bears the risk of financial failure by its clearing brokers. If the clearing brokers should cease doing business, the Company's receivables from the clearing brokers could be subject to forfeiture.

In the Company's trading activities, the Company has purchased securities for its own account and may incur losses if the fair value of these securities decline subsequent to December 31, 2019.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company is involved in litigation arising out of the normal course of business. Management, after review and discussion with counsel, believes the ultimate disposition of such litigation is not expected to have a material adverse effect on the Company's financial statements. The Company has recorded a liability classified with accrued expenses on the statement of financial condition totaling $415,000 as of December 31, 2019 for future legal costs associated with claims reported.

Note 7.   Income Taxes

The components of the net deferred income taxes included in the statement of financial condition were as follows:

Deferred Tax Assets		
Accrued litigation	$	103,543
Intangible assets		136,988
Other		74,140
Total deferred tax assets		314,671
Deferred Tax Liabilities		
Prepayments		(282,671)
Total deferred tax liabilites		(282,671)
Deferred income taxes, net	$	32,000

Note 8.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.